SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 1, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes   No X
                                       ---  ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes   No X
                                       ---  ---

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                    Yes   No X
                                       ---  ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURE:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases: a press release, dated March 31, 2003, announcing that a recent CIMdata study reinforces the benefits of Delmia digital manufacturing solutions; and a press release, dated April 1, 2003, announcing that IBM and Dassault Systemes have signed a Product Lifecycle Management (PLM) solutions contract with Bertrandt AG.

[DELMIA GRAPHIC]

                      CIMdata ROI Study of DELMIA Solutions
                    Reinforces Digital Manufacturing Benefits

  Study reports companies adopting digital manufacturing technology can expect
                "exceedingly high" rate of return on investment

Auburn Hills, Mich., March 31, 2003 - Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced that a recent study entitled The Benefits of Digital Manufacturing prepared by consulting and research firm CIMdata reports that companies using DELMIA digital manufacturing solutions are achieving or exceeding their initial objectives and anticipated benefits.

The study is based upon information obtained from DELMIA customers in the automotive, aerospace and shipbuilding industries in the United States, Europe and Asia. According to the study, organizations adopting digital manufacturing technologies can expect annual returns of five to ten times their annual investment.

On average, organizations using digital manufacturing technologies can reduce time to market by 30 %, design changes by 65 %, and time spent in manufacturing planning process by 40 %, the study reports. In addition, production throughput can be increased by 15 % with overall production costs reduced by 13 %.

"It is clear that DELMIA technology is solid, and organizations are achieving substantial benefits and return on investment. Digital manufacturing is clearly a required core technology for those companies seeking to establish a leadership position in the highly competitive worldwide manufacturing marketplace", said Ed Miller, president, CIMdata.

"This independent study conducted by CIMdata confirms the tremendous benefits companies can achieve by implementing DELMIA digital manufacturing solutions as part of the PLM strategy", commented Dr. Peter Schmitt, vice president, Worldwide Marketing & Business Development, Delmia Corp.

The study examined the use of digital manufacturing tools in areas of product and tool design, process planning, operations planning and production, overall benefits achieved, and return on investment. The goal of the study is to support the emerging use of digital technology across manufacturing industries.

To request a copy of the study, contact Delmia Corp.

                                       ###

About Delmia Corp.

Delmia Corp. is the leading provider of lean digital manufacturing solutions, a key component of Product Lifecycle Management (PLM), focused mainly on software used to streamline manufacturing processes. DELMIA serves industries where optimization of the manufacturing process is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding. DELMIA is owned by Dassault Systemes. All other company product or service names mentioned may be trademarks or service marks of others. Information about Delmia Corp. is available at http://www.delmia.com

About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

About CIMdata

CIMdata provides worldwide strategic Product Lifecycle Management (PLM) consulting and program support, in-depth research, and education for both industrial organizations and suppliers of technologies and services seeking competitive advantage in the global economy.

  CIMdata Press Contact:     Delmia Corp. Press Contact:     Delmia Corp. Press Contact:            Dassault Systemes Press
  Waded Abed                 Peter Schmitt                   Nancy Lesinski                         Contact:
  +1 734 668 9922            + 1 248 267 9696                French & Rogers (for Delmia Corp.)      Keith Pillow
                             peter_schmitt@delmia.com        +1 248 641 0044                        + 1 818 673 2070
                                                             n.lesinski@french-rogers.com           keith_pillow@ds-us.com

[Dassault Systemes GRAPHIC]                                        [IBM GRAPHIC]


                Bertrandt AG Selects Product Lifecycle Management
                    Solution from IBM and Dassault Systemes
                        to Maximize Efficiency of Product
                              Development Platform


Powerful combination of PLM solutions will enhance development of vehicle prototypes and models for major automakers worldwide

Ehningen, Germany and Paris, France - April 1, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced the signing of a Product Lifecycle Management (PLM) solutions contract with Bertrandt AG, a leading engineering services provider for the automotive industry.

Bertrandt selected an IBM PLM solution, with ENOVIA(TM) Life Cycle Applications
(LCA) V5 for product data management, developed by Dassault Systemes. IBM's Business Consulting Services (BCS), working with Dassault Systemes, will support Bertrandt AG's efforts to standardize its entire product development platform, including integrating the ENOVIA solution with the company's existing CATIA(R) V5 product development platform.

IBM PLM solutions and Dassault Systemes will enable Bertrandt to improve product design and reduce time-to-market for a variety of auto parts including the chassis, engine and electrical equipment for customers such as DaimlerChrysler, BMW, Ford, Volkswagen and Audi. Bertrandt's 3,100 employees will share design information in real time across the extended enterprise and with international partners and automotive manufacturing customers.

The implementation process will occur in several phases, gradually enabling Bertrandt to harness the benefits of the PLM platform. IBM BCS, working with Dassault Systemes, will provide consulting, implementation, integration, and training for company-wide deployment of the solution and manage the project, ensuring consistent processes and methodologies across Bertrandt's various design and product-related departments and teams.

"Our integrated PLM solution from IBM and Dassault Systemes enables us to simulate every aspect of the end-to-end development process for complete derivatives, including design support and manufacturing," said Bernhard Zechmann, Manager CAx Application Strategy, Bertrandt AG. "We now have numerous design tools in one powerful application and can improve designs and processes early in the development stage. We can share this knowledge with our automotive manufacturing customers in a common work environment, thus significantly optimizing workflow while achieving unequaled levels of quality."

"IBM helps customers transform into on demand businesses - by enabling them to become more highly responsive, focused, resilient and variable in ever-changing marketplaces," said Klaus Schaefer, vice president, IBM PLM EMEA. "By implementing our PLM solution, Bertrandt will become even more efficient."

"In the vehicle design business, new concepts and design modifications occur frequently," said Denis Senpere, vice president PLM Europe, Dassault Systemes. "Henceforth, Bertrandt's design changes will be updated immediately and automatically, ensuring that all extended product development and production teams share the same information in a company-wide 3D collaborative workspace. By using a CATIA-ENOVIA V5 combination, Bertrandt is giving itself a strong competitive edge."

                                       ###

About Bertrandt AG
For 28 years, engineering services provider Bertrandt has been solving complex development tasks for the international automobile industry. Around 3,100 Bertrandt employees work on innovative solutions in close cooperation with clients in the bodywork, interior, chassis, engine, electrical equipment/electronics and mechanical assemblies areas etc., right up to series production support. Today, the company offers its clients full competence in complete vehicle derivative development from a single source. Efficient product management guarantees excellent quality and a high degree of flexibility.
The Bertrandt Group has 19 subsidiaries in Europe and one subsidiary in the United States in the immediate vicinity of major clients, including car manufacturers such as Audi, BMW, DaimlerChrysler, Ford, Jaguar, Opel, Porsche, PSA Peugeot Citroen, Renault, Saab, Seat and Volkswagen and several major system suppliers. As an innovative and growing company, Bertrandt aims to expand its market share in order to reinforce its position among Europe's leading engineering service providers. More information can be found at: http://www.bertrandt.com

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Bertrandt Press Contact         IBM Press Contact:         Dassault Systemes Press      Dassault Systemes
Anja Schauser                   Colette Ballou             Contacts:                    Investor Contacts:
+49 (0)70 34/6 56 -4037         +33 6 80 70 32 35          Anthony Marechal             Emma Rutherford, Harriet
anja.schauser@de.bertrandt.com  colette_ballou@fr.ibm.com  +33 1 55 49 84 21            Keen
------------------------------  -------------------------  anthony_marechal@ds-fr.com   Financial Dynamics
                                                           --------------------------   +44 207 831 3113

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


          Date: April 1, 2003                By:    /s/ Thibault de Tersant
                                                    ------------------------
                                             Name:  Thibault de Tersant
                                             Title: Chief Financial Officer,
                                                    Executive Vice President